

Mail Stop 3561

May 12, 2009

Mr. Thomas CL Wong
Principal Financial Officer
Cardtrend International Inc.
800 5th Ave., Suite 4100
Seattle, WA 98104

> **Re:** **Cardtrend International Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2007**
> **Filed April 15, 2008**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed April 15, 2009**
> **File No. 0-30013**

Dear Mr. Wong:

      We have reviewed your response letter filed on February 26, 2009 to our comment letter dated December 29, 2008 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

1.   We have reviewed your response to comment 1 in our letter dated December 29, 2008. Although we note that your auditors have revised their report in your Form 10-KSB/A, the report was not accompanied by the financial statements covered by the report. Please amend your filing to provide both the revised audit report and the related financial statements.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Statements of Changes in Stockholders' (Deficit) Equity, page F-6

2.   We have reviewed your response to comment 2 in our letter dated December 29, 2008 and are still unclear why you record stock options issued to consultants within a contra-equity deferred compensation account. As discussed in Issue 2 of EITF 96-18, an asset or expense would be recognized in the same period(s) and in the same manner, capitalize versus expense, as if you had paid cash to the consultants instead of paying them with equity instruments. Accordingly, please tell us how your accounting policy complies with GAAP. If you determine your accounting treatment was incorrect, please quantify the impact of the error on each line item on the face of your financial statements.

Notes to Consolidated Financial Statements, page F-10

Note 3. Summary of Significant Accounting Polices, page F-11

Impairment of Goodwill and Other Intangible Assets, page F-12

3.   We have reviewed your response to comment 3 in our letter dated December 29, 2008 and noted the following instances where your goodwill impairment testing methodology does not appear to comply with SFAS 142:

- In Exhibit 1, you indicate that you proceeded to the second step of the goodwill impairment test since the carrying amount of your consolidated goodwill balance exceeded the company's market capitalization. Please note that the first step of the goodwill impairment test, as described in paragraph 19 of SFAS 142, requires that you compare the fair value of each reporting unit with its carrying amount and if the carrying amount of the reporting unit exceeds its fair value, the second step of the impairment test should be performed for that specific reporting unit.

- In the second step of your goodwill impairment test, you compared the carrying value of the entire reporting unit to each reporting unit's goodwill carrying value. Please note that paragraphs 20 and 21 of SFAS 142 require that you compare the implied fair value of the reporting unit's goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, you should allocate the fair value of the reporting unit determined in step one to all of the assets and liabilities of that reporting unit as if the reporting unit has been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The excess of the fair value of a reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill.

- We note that you used several different discount rates and earnings multiples in determining the fair value of your reporting units. Instead of choosing an appropriate discount rate and earnings multiple prior to your valuation, it appears you performed several different valuations and backed into the discount rate and earnings multiple. Please clarify why you did not perform your fair value calculations using one suitable discount rate and one suitable earnings multiple.

- Please provide us with the results of your historical goodwill impairment tests for each period presented in your Form 10-K for the period ended December 31, 2007 had you performed your tests in accordance with SFAS 142 guidance. For each test performed, please quantify each reporting unit's carrying value and calculated fair value from step one and the carrying value and implied fair value of each reporting unit's goodwill from step two.

Note 10. Stock Options and warrants, page F-18

4.   We have reviewed your response to comment 5 in our letter dated December 29, 2008. Please tell us the dates you use to measure the fair value of your equity instrument issuances. Please provide a separate analysis for those that vest over time and those that vest immediately. As indicated in Item 1 of EITF 96-18, the measurement date should be the earlier of the date at which the commitment for performance by the counterparty to earn the equity instrument is reached, a performance commitment, or the date at which the counterparty's performance is complete. If you fair value the equity instruments as of the performance commitment date, please also tell us the disincentives for nonperformance included in your third-party agreements and how those disincentives allow for a performance commitment, as defined in footnote 3 of EITF 96-18. Please note that forfeiture of the issuable shares as the sole remedy in the event of third-party non-performance is not considered a sufficiently large disincentive for purposes of applying EITF 96-18. Also see EITF 00-18.

5.   We have reviewed your response to comment 13 in our letter dated December 29, 2008. Please tell us the incremental compensation expense recognized for option modifications during the historical periods presented in your December 31, 2008 Form 10-K. To the extent these incremental costs are material, please quantify them in future filings.

Note 14. Convertible Promissory Note Payable, page F-23

6.   We have reviewed your response to comment 8 in our letter dated December 29, 2008 and have the following comments:

- As previously requested, please provide us with a detailed explanation of your accounting treatment for the conversion features of your convertible notes. Explain how you applied paragraph 12 of SFAS 133 in determining whether or not the conversion features should be bifurcated from the host contract and accounted for as derivatives requiring fair value treatment. If you believe that the conversion features are not embedded derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion. Please specifically tell us how you analyzed, under SFAS 133 and EITF 00-19, those notes with no limit on the number of shares that could be issued upon conversion. Clarify if those notes preclude you from concluding that you have sufficient authorized and unissued shares to settle other contracts within the scope of EITF 00-19, thus requiring those contracts to also be classified as liabilities. Please also clarify whether or not the embedded conversion option of the notes without share conversion limits provides the holder with a fixed return regardless of changes in your stock price.

- Please explain why you record a discount for warrants considering the warrants are not detachable from the debt instrument but are only issued upon conversion of the notes. Since EITF 00-27 primarily discusses securities convertible into common shares, and not units consisting of common shares and warrants, explain in detail how you applied EITF 00-27 and EITF 98-5 in ensuring your accounting, including your calculation of the effective conversion price, complies with GAAP. Also clarify the difference between the $0.065 and $0.050 stock fair value amounts included in Exhibit 2 and explain how you determined the fair value of the convertible note should equal the face amount of the note as opposed to an amount derived from a generally accepted valuation method.

- As previously requested, tell us how you account for the warrants issued upon conversion of the convertible debt. In doing so, tell us whether you considered paragraph 6 of SFAS 133 in determining whether or not the warrants are freestanding derivatives requiring fair value treatment. If you believe that the warrants are not freestanding derivatives under paragraph 11a. of SFAS 133, please tell us in detail how you applied paragraphs 12-32 of EITF 00-19 in arriving at your conclusion.

7. We have reviewed your response to comment 14 in our letter dated December 29, 2008 which indicates that 26 convertible notes were redeemed and replaced with new convertible notes. As previously requested, please tell us in detail how you accounted for these and any other similar redemptions. Please cite the relevant authoritative accounting guidance you utilized, such as APB 26, FTB 80-1, EITF 96-19, and EITF 06-6. Your response does not discuss why the redemption did

not require extinguishment accounting and your journal entries appear to merely show a debt reclass. Please note that EITF 96-19 and EITF 06-6 discuss debtor accounting for modifications or exchanges of debt instruments and can assist you in determining whether or not the exchanges require recognition of debt extinguishment losses.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment responses to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Sarah Goldberg (Assistant Chief Accountant) at (202) 551-3340 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

Jennifer Thompson
Accounting Branch Chief